SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):                     .)
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):                     .)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the nine months ended September 30, 2010.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services and products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: November 1, 2010

By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
ANNOUNCEMENT
The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2010.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the nine months ended 30 September 2010.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2010
(All amounts in Renminbi (“RMB”) millions)

	30 September	31 December
	2010	2009
ASSETS
Non-current assets
Property, plant and equipment	355,106	351,157
Lease prepayments	7,470	7,729
Goodwill	2,771	2,771
Deferred income tax assets	5,432	5,202
Available-for-sale financial assets	6,893	7,977
Other assets	11,541	11,596

	389,213	386,432

Current assets
Inventories and consumables	2,016	2,412
Accounts receivable, net	9,412	8,825
Prepayments and other current assets	5,687	4,252
Amounts due from related parties	47	53
Amounts due from domestic carriers	1,264	1,134
Proceeds receivable for disposal of the CDMA business	—	5,121
Short-term bank deposits	758	996
Cash and cash equivalents	10,591	7,820

	29,775	30,613

Total assets	418,988	417,045

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	2,310	2,310
Share premium	173,436	173,435
Reserves	(18,766)	(18,088)
Retained profits
- Proposed 2009 final dividend	—	3,770
- Others	48,178	45,038

	205,158	206,465

Non-controlling interest in equity	2	2

Total equity	205,160	206,467

	30 September	31 December
	2010	2009
LIABILITIES
Non-current liabilities
Long-term bank loans	1,493	759
Corporate bonds	7,000	7,000
Promissory note	15,000	—
Deferred income tax liabilities	19	245
Deferred revenue	2,354	2,562
Other obligations	183	187

	26,049	10,753

Current liabilities
Accounts payables and accrued liabilities	98,088	104,072
Taxes payable	1,258	912
Amounts due to ultimate holding company	256	308
Amounts due to related parties	4,492	5,438
Amounts due to domestic carriers	928	1,136
Payables in relation to disposal of the CDMA business	—	7
Dividend payable	1,430	331
Commercial paper	23,000	—
Short-term bank loans	28,885	63,909
Current portion of long-term bank loans	57	62
Current portion of deferred revenue	1,100	1,397
Current portion of other obligations	2,532	2,534
Advances from customers	25,753	19,719

	187,779	199,825

Total liabilities	213,828	210,578

Total equity and liabilities	418,988	417,045

Net current liabilities	(158,004)	(169,212)

Total assets less current liabilities	231,209	217,220

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2010
(All amounts in RMB millions, except per share data)

		Nine months ended
		30 September
	Note	2010	2009
Revenue		125,109	114,928

Interconnection charges		(10,151)	(9,520)
Depreciation and amortisation		(40,543)	(35,173)
Networks, operations and support expenses		(19,342)	(17,155)
Employee benefit expenses		(17,195)	(16,020)
Other operating expenses		(32,887)	(25,617)
Finance costs		(1,307)	(589)
Interest income		62	65
Other income — net		504	368
Unrealised gain on changes in fair value of derivative financial instrument	3	—	962

Profit before income tax		4,250	12,249
Income tax expenses		(982)	(2,911)

Profit for the period		3,268	9,338

Attributable to:
Equity holders of the Company		3,268	9,338
Non-controlling interest		—	—

		3,268	9,338

Basic earnings per share (in RMB)	4	0.14	0.39

Diluted earnings per share (in RMB)	4	0.14	0.39

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2010
(All amounts in RMB millions)

	Nine months ended
	30 September
	2010	2009
Profit for the period	3,268	9,338

Other comprehensive (loss)/ income
Fair value (losses)/gains on available-for-sale financial assets	(1,098)	72
Tax effect on fair value losses/(gains) on available-for-sale financial assets	268	(5)

Fair value (losses)/gains on available-for-sale financial assets, net of tax	(830)	67
Currency translation differences	(32)	4

Other comprehensive (loss)/ income for the period, net of tax	(862)	71

Total comprehensive income for the period	2,406	9,409

Total comprehensive income attributable to:
Equity holders of the Company	2,406	9,409
Non-controlling interest	—	—

	2,406	9,409

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2010
(All amounts in RMB millions)

			Nine months ended
			30 September
	Note		2010	2009
Net cash inflow from operating activities			58,653	46,475

Net cash outflow from investing activities	(a	)	(56,924)	(60,810)

Net cash inflow from financing activities			1,042	15,281

Net increase in cash and cash equivalents			2,771	946
Cash and cash equivalents, beginning of period			7,820	10,237

Cash and cash equivalents, end of period			10,591	11,183

Analysis of the balances of cash and cash equivalents:
Cash balances			7	8
Bank balances			10,584	11,175

			10,591	11,183

(a)	The net cash outflow from investing activities for the nine months ended 30 September 2010 included the proceeds of approximately RMB5,121 million received in relation to disposal of the CDMA business in 2008, whereas the net cash outflow from investing activities for the nine months ended 30 September 2009 included the income tax paid on the gain on disposal of the CDMA business in 2008 and related professional service fees paid totaling RMB9,329 million, offset by proceeds received of approximately RMB4,290 million from the disposal of the CDMA business.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2010

1.	GENERAL INFORMATION
China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION
The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the nine months ended 30 September 2010 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2009.
Going Concern Assumption
As at 30 September 2010, current liabilities of the Group exceeded current assets by approximately RMB158.0 billion (31 December 2009: approximately RMB169.2 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Revolving banking facilities of approximately RMB105.0 billion, of which approximately RMB86.5 billion was unutilised as at 30 September 2010; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.
Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2010 has been prepared under the going concern basis.

3.	MUTUAL INVESTMENT OF USD1 BILLION BY THE COMPANY AND TELEFÓNICA S.A. IN EACH OTHER
On 6 September 2009, the Company entered into a subscription agreement (“Subscription Agreement”) with Telefónica S.A. (“Telefónica”), pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares. On 21 October 2009 (“Completion Date”), the Company and Telefónica completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of EUR17.24 each to the Company.
At the inception of the Subscription Agreement on 6 September 2009, the Company’s agreement to undertake the mutual investment with Telefónica was treated as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instruments: Recognition and Measurement” as it represented a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and different foreign currencies. The changes in the fair value of the derivative financial instrument during the period from 6 September 2009 to 30 September 2009 resulted in a fair value gain of approximately RMB962 million, which has been recorded as “Unrealised gain on changes in fair value of derivative financial instrument” in the unaudited condensed consolidated statement of income for the nine months ended 30 September 2009.
Upon settlement of the derivative financial instrument on completion of the mutual investment by the Company and Telefònica in each other at the Completion Date, 21 October 2009, the derivative financial instrument was derecognised and an available-for-sale financial asset, representing the investment in the Telefònica shares, was recognised at the then fair value of the Telefònica shares. As at 30 September 2010 and 31 December 2009, the related available-for-sale financial asset amounted to approximately RMB6,759 million and RMB7,789 million, respectively. For the nine months ended 30 September 2010, loss on changes in fair value of available-for-sale financial asset amounted to approximately RMB1,030 million. The loss, net of tax impact of approximately RMB258 million, was recorded in the unaudited condensed consolidated statement of comprehensive income.

4.	EARNINGS PER SHARE
Basic earnings per share for the nine months ended 30 September 2010 and 2009 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.
Diluted earnings per share for the nine months ended 30 September 2010 and 2009 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the nine months ended 30 September 2010 arose from (i) share options granted under the amended Share Option Scheme; and (ii) share options granted under the amended Special Purpose Share Option Scheme, while all potential ordinary shares for the nine months ended 30 September 2009 arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme, (ii) share options granted under the amended Share Option Scheme; (iii) share options granted under the amended Special Purpose Share Option Scheme, and (iv) shares to be issued to Telefónica under the Subscription Agreement.
The potential ordinary shares which are not dilutive for the nine months ended 30 September 2010 arose from share options with exercise price of HKD15.42 granted under the amended Share Option Scheme, while the potential ordinary shares which are not dilutive for the nine months ended 30 September 2009 arose from (i) share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme, and (ii) shares to be issued to Telefónica under the Subscription Agreement, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended
	30 September
	2010	2009
Numerator (in RMB millions):
Profit attributable to equity holders of the Company	3,268	9,338

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,562	23,768
Dilutive equivalent shares arising from share options	134	120

Shares used in computing diluted earnings per share	23,696	23,888

Basic earnings per share (in RMB)	0.14	0.39

Diluted earnings per share (in RMB)	0.14	0.39

5.	EVENTS AFTER BALANCE SHEET DATE
Issue of USD1,838,800,000 0.75% guaranteed convertible bonds due 2015
On 28 September 2010, the Company (as guarantor) entered into a subscription agreement (the “Subscription Agreement”), pursuant to which 0.75 per cent guaranteed convertible bonds due 2015 (the “Convertible Bonds”) will be issued by bond issuer exchangeable into ordinary shares of the Company for an aggregate principal amount of USD1,838,800,000. Upon fulfillment of all conditions precedent under the Subscription Agreement, the issue of the Convertible Bonds was completed on 18 October 2010. For details, please refer to the section headed “ISSUE OF CONVERTIBLE BONDS” in this announcement.

FINANCIAL OUTLINE
For the first three quarters of 2010, the Company demonstrated a steady growth in its overall revenue by further accelerating its business development, and enhancing its network services and network support capability continuously, achieving a sustainable faster growth in mobile business and a rapid growth in broadband business and better controlling the decline in fixed-line business.
Revenue
For the first three quarters of 2010, total revenue reached RMB125.11 billion, of which, telecommunications service revenue was RMB120.65 billion. Excluding the effects of deferred fixed-line upfront connection fees, total revenue and telecommunications service revenue would increase by 9.1% and 7.7%, respectively, as compared to the same period of last year.
Revenue from mobile business (Note 1) was RMB63.59 billion, up by 20.0% from the same period of last year, of which, telecommunications service revenue from mobile business was RMB60.52 billion, up by 16.8% from the same period of last year. Monthly average minutes of usage (“MOU”) per subscriber was 276.0 minutes, and monthly average revenue per user (“ARPU”) was RMB43.5. Of which, telecommunications service revenue from 3G business was RMB7.34 billion, MOU per subscriber was 641.6 minutes and ARPU was RMB129.8.
Revenue from the fixed-line business (Note 1) was RMB60.14 billion, of which, telecommunications service revenue from the fixed-line business was RMB59.42 billion. Excluding the effects of deferred fixed-line upfront connection fees, revenue and telecommunications services revenue from the fixed-line business would decrease by 1.9% and 1.0%, respectively, from the same period of last year. Telecommunications service revenue from broadband business was RMB22.09 billion, up by 22.3% from the same period of last year. ARPU of broadband business was RMB57.8.
Costs and Expenses and Others
For the first three quarters of 2010, total costs and expenses and others, including finance costs, interest income, the unrealised gain on the changes in fair value of derivative financial instrument, and other income-net, were RMB120.86 billion, up by 17.7% from the same period of last year. With the further expansion of network capacity and rapid development of core businesses such as 3G and broadband businesses, depreciation and amortization, networks, operations and support expenses, selling expenses and 3G handset subsidies increased faster. Depreciation and amortisation was RMB40.54 billion, increased by RMB5.37 billion or 15.3% from the same period of last year. Networks, operations and support expenses were RMB19.34 billion, increased by RMB2.19 billion or 12.7% from the same period of last year. Selling expenses were RMB17.11 billion, increased by RMB2.23 billion or 15.0% from the same period of last year. Handset subsidies relating to 3G business amounted to RMB2.99 billion, of which, the subsidies for the third quarter was RMB1.82 billion, has been recorded in the consolidated statement of income for the first three quarters of 2010.

Earnings
For the first three quarters of 2010, profit before income tax was RMB4.25 billion and profit for the period was RMB3.27 billion. Basic earnings per share was RMB0.139. Adjusted profit for the period (Note 2) would be RMB3.10 billion, down by 62.3% as compared to the same period of last year. Adjusted EBITDA (Note 3) would be RMB45.37 billion, down by 1.8% as compared to the same period of last year. Adjusted EBITDA margin (adjusted EBITDA as a percentage of the total revenue) would be 36.3%.
Additional Information
Although revenue from the 3G business and fixed-line broadband business of the Company have been growing fast, the Company ´s earnings for 2010 may be substantially different from the earnings for 2009 due to the fast-increasing of depreciation and amortisation, networks, operations and support expenses, as well as selling expenses, particularly the 3G handset subsidies.
This announcement is also made pursuant to Rule 13.09 of the Listing Rules.
Note 1:	Revenue from mobile business and the fixed-line business represents revenues from external customers, excluding intersegment revenue.

Note 2:	Adjusted profit for the period represents profit for the period excluding the effects of deferred fixed-line upfront connection fees of RMB0.17 billion and RMB0.4 billion for the first three quarters of 2010 and 2009, respectively, and the unrealised gain on the changes in fair value of derivative financial instrument of RMB0.96 billion for the first three quarters of 2009.

Note 3:	Adjusted EBITDA represents profit for the period (excluding the effects of deferred fixed-line upfront connection fees of RMB0.17 billion and RMB0.4 billion for the first three quarters of 2010 and 2009, respectively, and the unrealised gain on the changes in fair value of derivative financial instrument of RMB0.96 billion for the first three quarters of 2009) before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Although EBITDA has been widely applied in the global telecommunications industry as an indicator to reflect operating performance, financial capability and liquidity, it should be considered in addition to, and is not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as it does not have any standardised meaning under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

ISSUE OF CONVERTIBLE BONDS
On 28 September 2010, the Company (as guarantor) entered into a subscription agreement (the “Subscription Agreement”) with Billion Express Investments Limited, a subsidiary of the Company (the “Bond Issuer”), and with China International Capital Corporation Hong Kong Securities Limited, Goldman Sachs (Asia) L.L.C. and Nomura International (Hong Kong) Limited (the “Joint Lead Managers”). Pursuant to the Subscription Agreement, the Joint Lead Managers have agreed to subscribe and pay for or to procure subscribers to subscribe and pay for 0.75 per cent guaranteed convertible bonds due 2015 issued by the Bond Issuer exchangeable into ordinary shares of the Company for an aggregate principal amount of USD1,838,800,000 (the “Convertible Bonds”).
The transactions under the Subscription Agreement and the issue of the Convertible Bonds will provide strong capital support for the development of the Company’s key business, such as 3G and broadband business, enhance the Company’s market presence and competitiveness, and strengthen the Company’s capital basis effectively after full conversion of the Convertible Bonds.
Completion of the issue of the Convertible Bonds took place on 18 October 2010 and the Convertible Bonds in registered form in the aggregate principal amount of USD1,838,800,000 have been created and issued in favour of the purchasers of the Convertible Bonds in accordance with the terms of the Subscription Agreement. Approval has been granted by The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Convertible Bonds with effect from 19 October 2010.
CAUTION STATEMENT
The Board wishes to remind investors that the unaudited financial information and the financial outline for the nine months ended 30 September 2010 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the nine months ended 30 September 2009 are extracted from the unaudited financial information of the Group and the financial information for the year ended 31 December 2009 are extracted from the audited financial statements as contained in the 2009 Annual Report.
Investors are cautioned not to unduly rely on financial data, statistics and comparison for the nine months ended 30 September 2010. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 29 October 2010